SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________________

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January 2021

Eni S.p.A.

(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 -- 00144 Rome, Italy

(Address of principal executive offices)

_________________________

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

_________________________

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes __ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )

Table of contents

•	Eni: Financial Calendar 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

/s/ Elena Badini
Name:	Elena Badini
Title:	Head of Company Law, Governance and Secretariat and Issuers’ Compliance

Date: January 19, 2021

Eni: Financial Calendar 2021

San Donato Milanese (Milan), 19 January 2021 - Eni announces the dates for its 2021 financial calendar:

Preliminary financial statements as at December 31, 2020 and dividend proposal for 2020	Meeting of the Board of Directors	February 18, 2021
	Press releases and strategy presentation	February 19, 2021
Annual report 2020 including the draft financial statement Dividend proposal for 2020	Meeting of the Board of Directors	March 18, 2021
	Press release	March 18, 2021
First quarter 2021 results	Meeting of the Board of Directors	April 29, 2021
	Press release and conference call	April 30, 2021
Annual report 2020 of Eni SpA	Shareholders’ meeting	May 12, 2021 (single call)
	Press release	May 12, 2021
Second quarter 2021 results and interim financial report as at June 30, 2021 Interim dividend announcement for the financial year 2021	Meeting of the Board of Directors	July 29, 2021
	Press release and conference call	July 30, 2021
Board resolution on 2021 interim dividend	Meeting of the Board of Directors	September 16, 2021
	Press release	September 16, 2021
Third quarter 2021 results	Meeting of the Board of Directors	October 28, 2021
	Press release and conference call	October 29, 2021

The final dividend for the 2020 fiscal year will be paid on May 26, 2021 (ex-dividend date: May 24, 2021; record date: May 25, 2021) and the interim dividend for the 2021 financial year will be paid on September 22, 2021 (ex-dividend date: September 20, 2021; record date: September 21, 2021).

Markets will be promptly informed of any changes to the above calendar.

According to article 82-ter Regulations on issuers (Consob Regulation No. 11971 of May 14, 1999 and subsequent amendments and inclusions), Eni intends to continue providing, on a voluntary basis, Company’s quarterly financial results, in order to provide market and investors with regular information about the Company’s financial and operating performances considering the disclosure policy followed by peers which are reporting on a quarterly basis.

Quarterly results will include at least the following key performance indicators:

-	a measure of the performance of operating activities for the Group and the operating segments of Eni, like operating profit or other equivalent measure (reported and on adjusted basis);
-	consolidated net results;
-	consolidated and by segment adjusted net results;
-	consolidated net financial position and cash flow for the period;
-	consolidated shareholder’s equity;
-	consolidated leverage.

Company Contacts:

Press Office: Tel. +39.0252031875 – +39.0659822030

Freephone for shareholders (from Italy): 800940924

Freephone for shareholders (from abroad): +800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

Web site: www.eni.com